ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated August 7, 2006 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Effective August 7, 2006, ING MFS Capital Opportunities Portfolio changed its name to ING Thornburg Value Portfolio. Accordingly, all references to ING MFS Capital Opportunities Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with ING Thornburg Value Portfolio.

The information for ING MFS Capital Opportunities Portfolio appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following:

Fund Name	**Investment Adviser/ Subadviser**	**Investment Objective(s)**
ING Partners, Inc. – ING Thornburg Value Portfolio (formerly ING MFS Capital Opportunities Portfolio)	ING Life Insurance and Annuity Company **Subadviser**: Thornburg Investment Management	Seeks capital appreciation.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.